Exhibit 99.1

Execution Version

AMENDMENT TO SENIOR UNSECURED REVOLVING CREDIT AGREEMENT

This AMENDMENT to the Senior Unsecured Revolving Credit Agreement, dated as of September 18, 2017 (this “Amendment”), is made and entered into by and among TEVA PHARMACEUTICAL INDUSTRIES LIMITED, an Israeli company registered under no 52-0013-954, the registered address of which is at Har Hozvim, Jerusalem, ISRAEL (the “Company” or “Parent”), TEVA PHARMACEUTICALS USA, INC., a Delaware corporation, the principal office of which is at 1090 Horsham Road, North Wales, Pennsylvania, United States of America (“Teva USA” or the “US Borrower”), TEVA PHARMACEUTICAL FINANCE NETHERLANDS III B.V., a besloten vennootschap incorporated under the laws of the Netherlands, with its official seat (statutaire zetel) in Amsterdam, the Netherlands and the registered address of which is Piet Heinkade 107, 1019GM Amsterdam, registered with the Dutch trade register under number 855546876 (the “Dutch Borrower”), TEVA FINANCE SERVICES B.V., a Curaçao company registered under no. 105859 (0), the registered address of which is at Schout Bij Nacht Doormanweg 40, Curaçao (“Teva Curaçao I”), TEVA FINANCE SERVICES II B.V., a Curaçao company registered under no. 119570 (0), the registered address of which is at Schout Bij Nacht Doormanweg 40, Curaçao (“Teva Curaçao II”), TEVA CAPITAL SERVICES SWITZERLAND GMBH, a company organized under the laws of Switzerland, registered under number CHE-113.868.008 (the “Swiss Borrower” and, together with the Parent, Teva USA, the Dutch Borrower, Teva Curaçao I and Teva Curaçao II, the “Borrowers”), CITIBANK, N.A., (the “Administrative Agent”), and the Required Lenders (as defined in the Credit Agreement defined below) party hereto.

W I T N E S S E T H:

Reference is made to the Senior Unsecured Revolving Credit Agreement dated as of November 16, 2015 (as amended from time to time, the “Credit Agreement”), between, amongst others, the Parent, the Borrowers, the Lenders named therein and the Administrative Agent.

WHEREAS, the Loan Parties (as defined in the Credit Agreement), the Administrative Agent and the Lenders party hereto have agreed to amend certain provisions of the Credit Agreement as provided for herein;

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Defined Terms

Section 1.1 Defined Terms. Each capitalized term used in this Amendment, unless otherwise defined herein, shall have the meaning ascribed to such term in the Credit Agreement.

ARTICLE II

Amendments

Section 2.1 Amendments. Subject to the occurrence of the Amendment Effective Date:

(a) Section 1.01 of the Credit Agreement is hereby amended by inserting in appropriate alphabetical order the following new definitions:

““Agency” means each of Moody’s and S&P.”

““Amendment Effective Date” has the meaning assigned to such term in the amendment to this Agreement dated as of September 18, 2017.”

““Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.”

““Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.”

““EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.”

““EEA Member Country” means any of the member states of the European Union, the United Kingdom, Iceland, Liechtenstein, and Norway.”

““EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.”

““EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.”

““Equity Credit” means equity content or equity credit (or similar or successor classification or treatment).”

““Specified Equity Percentage” means, at any time, in respect of any Total Consolidated Debt which constitutes Specified Subordinated Indebtedness, the highest percentage of Equity Credit accorded by an Agency to such Specified Subordinated Indebtedness at such time in accordance with the rating standards and criteria of the applicable Agency as in effect at the time of issuance of such Specified Subordinated Indebtedness; provided, if following the date of issuance of any Specified Subordinated Indebtedness, Parent receives confirmation from any Agency that, due to any change in the interpretation of such rating standards and criteria occurring or becoming effective after the date of issuance of such Specified Subordinated Indebtedness, the Specified Subordinated Indebtedness will no longer be eligible for the percentage of Equity Credit attributed to the Specified Subordinated Indebtedness on the date of issuance and the Specified Equity Percentage shall be reduced to the then applicable percentage of Equity Credit; provided further that no such reduction shall be effective until the date that is one year following Parent’s receipt of such Agency confirmation.”

““Specified Subordinated Indebtedness” of a Person means, at any time, without duplication, any Indebtedness (whether outstanding on the Amendment Effective Date or thereafter incurred) which an Agency assigns whole or partial Equity Credit in accordance with the applicable rating standards and criteria of the applicable Agency as in effect at the time of issuance of such Indebtedness; provided, if following the date of issuance of any such Indebtedness Parent receives confirmation from any Agency that, due to any change in the interpretation of such rating standards and criteria occurring or becoming effective after the date of issuance of such Indebtedness, the Indebtedness will no longer be eligible for any Equity Credit, such Indebtedness shall be deemed to be “Specified Subordinated Indebtedness” hereunder until the date that is one year following Parent’s receipt of such Agency confirmation.”

““Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.”

(b) Section 1.01 of the Credit Agreement is hereby amended by amending and restating each defined term listed below with the following new definitions:

““S&P” means S&P’s Global Ratings, a division of McGraw-Hill, Inc., and its successors.”

““Total Consolidated Net Debt” means, at any date of determination, the Total Consolidated Debt less Consolidated Cash and Cash Equivalents, each as determined in accordance with GAAP, provided that for purposes hereof Total Consolidated Debt shall be further reduced by an amount equal to the amount of (x) the Specified Subordinated Indebtedness reflected in Total Consolidated Debt multiplied by (y) the Specified Equity Percentage in respect of such Specified Subordinated Indebtedness.”

(c) Section 6.04 of the Credit Agreement is hereby deleted and replaced in its entirety with the following:

“Section 6.04. Financial Covenants.

The Parent shall procure that (a) the Total Consolidated Net Debt to EBITDA (the “Leverage Ratio”) for the period set forth in Column 1 below (calculated as of the last day of, and for, such period) does not exceed the ratio referred to in Column 2 below and (b) the Interest Cover Ratio for all Test Periods (calculated as of the last day of, and for, such period) is as set forth below:

	Column 1	Column 2
Four-quarter Test Period ending with the quarters below
(a) Leverage Ratio	Q3 2017	No greater than 5.00x
	Q4 2017	No greater than 5.00x
	Q1 2018	No greater than 5.00x
	Q2 2018	No greater than 5.00x
	Q3 2018	No greater than 5.00x
	Q4 2018	No greater than 5.00x
	Q1 2019	No greater than 4.75x
	Q2 2019	No greater than 4.75x
	Q3 2019	No greater than 4.50x
	Q4 2019	No greater than 4.50x
	Q1 2020	No greater than 4.25x
	Q2 2020	No greater than 4.25x
	Q3 2020	No greater than 4.00x
	Q4 2020 and thereafter	No greater than 3.50x
(b) Interest Cover Ratio	The Interest Cover Ratio for any Test Period shall be not less than 3.50:1.

; provided that for purposes of calculating the Leverage Ratio for any Test Period the Parent may elect to repay Indebtedness, incur Indebtedness or consummate a Subject Transaction (each, a “Cure Transaction”) at any date within 30 days after the end of such applicable Test Period and for purposes of calculating compliance with the applicable Leverage Ratio for such Test Period then ended may treat any such Cure Transaction as having occurred within the applicable Test Period (such Cure Transaction for purposes of such calculation, a “Leverage Cure”; the Test Period in respect of which such Cure Transaction is deemed to have occurred and such Leverage Cure applied, a “Cured Test Period”; the Test Period in which such Cure Transaction actually occurs, the “Subsequent Test Period”; and the 30 day period after the end of a Cured Test Period, the “30 Day Cure Period”); provided further that:

(A) the Compliance Certificate delivered pursuant to Section 5.01(c) for any Test Period which is a Cured Test Period shall (in addition to the requirements set forth in Section 5.01(c)): (i) state whether a Leverage Cure has been applied in respect of such Test Period; (ii) identify any Cure Transaction occurring during the 30 Day Cure Period; and (iii) be accompanied by a calculation of the actual Leverage Ratio for such Test Period (without application of the Leverage Cure) as well as a reasonably detailed calculation of the Leverage Ratio after giving effect to the Leverage Cure, including a reasonably detailed calculation of EBITDA and, to the extent different, Adjusted EBITDA (as defined below) for the Cured Test Period;

(B) when calculating EBITDA for any Cured Test Period, including when calculating any adjustments of the type described in clause (c) of the definition thereof, the following additional principles shall apply for such EBITDA calculation (in addition to those set forth in the definition of EBITDA) (EBITDA so adjusted, being referred to as “Adjusted EBITDA”):

(i) any Cure Transaction shall be given pro forma effect and be deemed to have occurred, in the case of an acquisition or investment, on the first day of the Cured Test Period, in the case of a sale or other disposition, prior to the beginning of the Cured Test Period and in the case of the incurrence or repayment of Indebtedness, immediately prior to the last day of such Cured Test Period; and

(ii) for the avoidance of doubt, no EBITDA earned after the end of any Cured Test Period will be included in the EBITDA calculation for any such Cured Test Period; and

(C) the Parent may not exercise the Leverage Cure in respect of any two consecutive Test Periods, more than once per calendar year nor more than three times in total over the life of this Agreement.

All the terms used in this Section 6.04 shall be calculated in accordance with the accounting principles applied in connection with the latest consolidated financial statements of the Parent required to be delivered pursuant to Section 5.01(a) or (b) (subject to Section 6.02(b)).”

(d) The following Section 11.25 shall be added to the Credit Agreement:

“Section 11.25 EU Bail-In. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(i) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(ii) the effects of any Bail-in Action on any such liability, including, if applicable:

(A) a reduction in full or in part or cancellation of any such liability;

(B) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(C) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.”

(e) Annex I of the Credit Agreement is hereby deleted and replaced in its entirety with the following:

			Applicable Rating (% per annum)
	Applicable Type	BBB+/Baa1 or better	BBB/Baa2	BBB-/ Baa3	BB+/Ba1	BB/Ba2	BB-/Ba3 or lower
Applicable Margin	Eurocurrency Loans	1.00%	1.125%	1.375%	1.625%	1.875%	2.275%
	ABR Loans	0%	0.125%	0.375%	0.625%	0.875%	1.275%
Applicable Commitment Fee		0.150%	0.175%	0.200%	0.325%	0.450%	0.575%

For purposes of determining the Applicable Margin or Applicable Commitment Fee, as the case may be, (a) if either Moody’s or S&P does not have in effect a Rating, then the Rating assigned by the other rating agency shall be used, provided that (i) in the event that such Rating is not assigned due to a Default under Section 5.10 or (ii) neither Moody’s nor S&P have in effect a Rating, the BB-/Ba3 or lower rate shall apply; and (b) in case of a split Rating where at least one Rating is BBB/Baa2 or below, the average of the two applicable rates will apply, otherwise the higher Rating shall prevail.

If the relevant Rating assigned by Moody’s or S&P shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the Applicable Margin and Applicable Commitment Fee shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s or S&P shall change or if either such rating agency shall cease to be in the business of rating corporate debt obligations, the Parent and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system (including, in such case, an amendment to replace Moody’s or S&P, as applicable, with another rating agency) or the unavailability of ratings from such rating agency, and, pending the effectiveness of any such amendment, the Applicable Margin and Applicable Commitment Fee shall be determined by reference to the rating most recently in effect prior to such change or cessation.

ARTICLE III

Representations and Warranties

Section 3.1 Representations and Warranties to the Amendment Effective Date. Each Loan Party hereby represents and warrants as of the Amendment Effective Date as follows:

(a) all of the representations and warranties set forth in the Credit Agreement are true and correct on and as of such date, as if made on such date, except to the extent that such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct on and as of such earlier date (it being understood that references therein to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended by this Amendment and after giving effect to the amendments set forth herein);

(b) the execution, delivery and performance by each Loan Party of this Amendment have been duly authorized by all necessary corporate or other organizational action, as applicable, of such Loan Party;

(c) this Amendment has been duly executed and delivered by such Loan Party; and

(d) no Default or Event of Default has occurred, is continuing or would exist after giving effect to this Amendment.

ARTICLE IV

Effectiveness

Section 4.1 Effective Date. This Amendment shall become effective on the date (the “Amendment Effective Date”) on which:

(i) the Administrative Agent shall have received counterparts to this Amendment duly executed and delivered by facsimile transmission or electronic mail (in “.pdf” or similar format) by each Loan Party, the Administrative Agent and the Required Lenders.

Section 4.2 Fees. The Loan Parties shall pay or cause to be paid to the Administrative Agent, for the account of each Lender party hereto (each, a “Consenting Lender”) an amendment fee (the “Amendment Fee”) equal to 0.25% of the sum of such Consenting Lender’s (a) outstanding Loans and (b) undrawn Commitments under the Credit Agreement as of the Amendment Effective Date which Amendment Fee shall be shall be earned, due and payable on the Amendment Effective Date and paid to the Administrative Agent for the account of each Consenting Lender party hereto.

Section 4.3 Expenses. The Loan Parties shall pay all out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Lenders, in connection with this Amendment.

Section 4.4 Notification. The Administrative Agent shall notify the Loan Parties and the Lenders of the Amendment Effective Date and such notice shall be conclusive and binding.

ARTICLE V

Miscellaneous

Section 5.1 Effect of Amendment. Except as modified pursuant hereto, no other changes or modifications to the Credit Agreement or Loan Documents are intended or implied and in all other respects the Credit Agreement and Loan Documents are hereby specifically ratified, restated and confirmed by all parties hereto as of the effective date hereof. To the extent of conflict between the terms of this Amendment and the Loan Documents, the terms of this Amendment shall control. The Credit Agreement and this Amendment shall be read and construed as one agreement.

Section 5.2 Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional action as may be reasonably necessary or desirable to effectuate the provisions and purposes of this Amendment.

Section 5.3 Binding Effect. This Amendment shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

Section 5.4 Severability. Any provisions of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 5.5 Reference to the Effect on the Loan Documents. Upon the effectiveness of this Amendment, (a) each reference in the Credit Agreement to this “Agreement,” “hereunder,” “hereof,” “herein” or words of similar import and (b) each reference in any other Loan Document to “the Credit Agreement”, shall mean and be a reference to the Credit Agreement as amended by this Amendment.

Section 5.6 Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Amendment.

Section 5.7 Counterparts; Electronic Signatures. This Amendment may be executed by one or more parties to this Amendment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile transmission or electronic mail (in “.pdf” or similar format) shall be effective as delivery of a manually executed counterpart hereof.

Section 5.8 Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Amendment and the rights and obligations of the parties under this Amendment shall be governed by, and construed and interpreted in accordance with, the law of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Amendment, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. To the extent that any Loan Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Loan Party hereby irrevocably waives such immunity in respect of its obligations under this Amendment. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Amendment shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Amendment against any Borrower or the Guarantor or any of their respective properties in the courts of any jurisdiction to enforce a judgment obtained in accordance with this Section.

(c) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Amendment in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Amendment irrevocably consents to service of process in the manner provided for notices in Section 11.01 of the Credit Agreement. In addition, each Loan Party (other than Teva USA) hereby irrevocably designates, appoints and empowers Teva USA (the “Process Agent”), in the case of any suit, action or proceeding brought in the United States as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any kind and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Amendment or any other Loan Document. By executing this Amendment, Teva USA hereby irrevocably accepts such designation, appointment and agency, which shall remain in full force and effect until such time as Teva USA ceases to be a Borrower under the Credit Agreement (at which time each Loan Party shall designate a replacement Process Agent satisfactory to the Administrative Agent (and deliver the appropriate documentation in respect thereof as reasonably requested by the Administrative Agent)). Such service may be made by mailing (by registered or certified mail, postage prepaid) or delivering a copy of such process to such Person in care of the Process Agent at the Process Agent’s above address, and such Person hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, each Loan Party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing (by registered or certified mail, postage prepaid) of copies of such process to the Process Agent or such Person at its address specified in Section 11.01 of the Credit Agreement. Nothing in this Amendment will affect the right of any party to this Amendment to serve process in any other manner permitted by law.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized officers as of the date first above written.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eran Ezra
Name: Eran Ezra
Title: Senior Vice President, Head of Global Treasury, Risk and Insurance

By:	/s/ Eyal Rubin
Name: Eyal Rubin
Title: Vice President, Head of Corporate Treasury

TEVA PHARMACEUTICALS USA, INC.

By:	/s/ Gudjon Gustafsson
Name: Gudjon Gustafsson
Title: Head of Treasury

By:	/s/ Deborah Griffin
Name: Deborah Griffin
Title: Director

TEVA PHARMACEUTICAL FINANCE NETHERLANDS III B.V.

By:	/s/ Gudjon Gustafsson
Name: Gudjon Gustafsson
Title: Managing Director

By:	/s/ R. Koremans
Name: R. Koremans
Title: CEO & President Global Specialty Medicines

TEVA FINANCE SERVICES B.V.

By:	/s/ Gudjon Gustafsson
Name: Gudjon Gustafsson
Title: Managing Director

By:	/s/ David Koch
Name: David Koch
Title: Managing Director

TEVA FINANCE SERVICES II B.V.

By:	/s/ Gudjon Gustafsson
Name: Gudjon Gustafsson
Title: Managing Director

By:	/s/ David Koch
Name: David Koch
Title: Managing Director

TEVA CAPITAL SERVICES SWITZERLAND GMBH

By:	/s/ Gudjon Gustafsson
Name: Gudjon Gustafsson
Title: General Manager

By:	/s/ David Koch
Name: David Koch
Title: President of the Managing Officers

[Signature Page to Amendment]

CITIBANK N.A., as Administrative Agent

By:	/s/ Sameer Nanabhai
Name: Sameer Nanabhai
Title: Vice President

[Signature Page to Amendment]

[Signature pages of Lenders omitted and on file with the registrant]

[Signature Page to Amendment]